UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170078

DIVISION OF
CORPORATION FINANCE

February 1, 2017

Judith H. Jones
Aetna Inc.
jonesjh@aetna.com

Re: Aetna Inc.
Incoming letter dated January 13, 2017

Dear Ms. Jones:

This is in response to your letter dated January 13, 2017 concerning the shareholder proposal submitted to Aetna by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 1, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Aetna Inc.
Incoming letter dated January 13, 2017

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(h)(3). We note your representation that Aetna included the proponent's proposal in its proxy statement for its 2015 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

151 Farmington Avenue
Hartford, CT 06156

aetna®

Judith H. Jones
Vice President & Corporate Secretary
Law & Regulatory Affairs, RC61
Phone: (860) 273-0810
Fax: (860) 273-8340

January 13, 2017

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Aetna Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Aetna Inc. (the "Company") intends to omit from its Proxy Statement and form of Proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- Simultaneously sent copies of this correspondence to the Proponent.

Rule 14a-8(k) requires shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "adopt as policy, and amend our governance documents as necessary, to require the Chairman of the Board of Directors, whenever possible, to be an independent member of the Board." (See Exhibit A for a complete copy of the Proposal.)

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative attended the Company's 2015 Annual Meeting of Shareholders to present the Proponent's shareholder proposal that was included in the Company's 2015 Proxy Statement.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(h)(3) Because Neither the Proponent nor his Qualified Representative Attended the Company's 2015 Annual Meeting of Shareholders to Present the Proponent's Shareholder Proposal Contained in the Company's 2015 Proxy Statement.

Under Rule 14a-8(h)(1), a shareholder proponent must attend the shareholders' meeting to present its shareholder proposal, or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that, if a shareholder or its qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the Proposal from its 2017 Proxy Materials because both the Proponent and his qualified representative failed, without good cause, to attend the Company's 2015 Annual Meeting of Shareholders held on May 15, 2015 in Miami, Florida (the "2015 Annual Meeting") to present the shareholder proposal that the Proponent had submitted for that meeting (the "2015 Proposal"). The Company filed the 2015 Proxy Statement on April 3, 2015, and gave timely notice regarding the 2015 Annual Meeting to the Company's shareholders. Consistent with Commission regulations and Pennsylvania law, the notice clearly delineated the date, time, and location of the 2015 Annual Meeting as May 15, 2015 at 9:30 a.m. Eastern time at the J.W. Marriott Miami.

The Company included the 2015 Proposal in the Company's 2015 Proxy Statement as Proposal No. IV.B (an excerpt of which is attached hereto as Exhibit B) and expected the Proponent, or his qualified representative, to present the 2015 Proposal at the 2015 Annual Meeting. Prior to the 2015 Annual Meeting, on May 5, 2015, the Company's Corporate Secretary contacted the Proponent when she noticed that neither the Proponent nor his representative had registered to attend the 2015 Annual Meeting in accordance with the meeting procedures (see

Exhibit C). In response, on May 14, 2015, the Proponent notified the Company that he had appointed Ms. Sharon Horton to attend the 2015 Annual Meeting and present the 2015 Proposal (see Exhibit D). Also on May 14, 2015, the Company's Corporate Secretary informed the Proponent by email that the Company would accommodate Ms. Horton (see Exhibit E).

The 2015 Annual Meeting began promptly at 9:30 a.m. Eastern time. Unfortunately, Ms. Horton did not arrive to the meeting location until after the 2015 Annual Meeting had been adjourned. Most of the attendees had in fact left the meeting location by the time Ms. Horton arrived. Ms. Horton told the Company's Corporate Secretary that she was late due to traffic, and also because of difficulty finding a parking spot. Neither the Proponent nor any other qualified representative of the Proponent attended the 2015 Annual Meeting to present the 2015 Proposal. The 2015 Proposal was not presented to the 2015 Annual Meeting, as disclosed in the Company's Current Report on Form 8-K with respect to the 2015 Annual Meeting filed with the Commission on May 19, 2015, an excerpt of which is attached hereto as Exhibit F. The Company notes that a representative for the other shareholder proposal included in the 2015 Proxy Statement, Proposal IV.A, was present during the meeting and presented that proposal, which was duly voted on (see Exhibit F).

On numerous occasions the Staff has concurred that a company may exclude a shareholder proposal under 14a-8(h)(3) because the proponent or its qualified representative, without good cause, failed to appear and present a proposal at either of the company's previous two years' annual meetings. *See, e.g., McDonalds Corporation* (avail. Mar. 3, 2015); *Verizon Communications, Inc.* (avail. Nov. 6, 2014); *E.I. du Pont de Nemours and Co.* (avail. Feb. 16, 2010); *State Street Corp.* (avail. Feb. 3, 2010); *Entergy Corp.* (avail. Jan. 12, 2010) (in each case, concurring with the exclusion of a shareholder proposal under Rule 14a-8(h)(3) where the proponent failed to appear and present their shareholder proposal in the prior year). *See also, Expeditors International of Washington, Inc.* (avail. Dec. 29, 2016); *Entergy Corp.* (avail. Jan. 12, 2010, *recon. denied* Mar. 16, 2010); *Comcast Corp.* (avail. Feb. 25, 2008) (in each case, concurring with the exclusion of a shareholder proposal under Rule 14a-8(h)(3) submitted for an annual meeting where the proponent had failed to appear and present its proposal at the annual meeting two years prior).

The Staff has found that a proponent "has not stated a 'good cause' for the failure to appear," despite a proponent arguing that issues such as a lack of knowledge of Rule 14a-8(h)(3), scheduling conflicts, travel expenses, traffic delays, or health issues constituted "good cause." *See, e.g., Ameron Int'l Corp.* (avail. Jan. 12, 2011, *recon. denied* Feb. 14, 2011, *recon denied* Feb. 23, 2011) (proponent's argument that he did not understand Rule 14a-8(h)(3) and had relied on the Company to inform him if he needed to attend the meeting and present the proposal did not constitute "good cause"); *Community Health Systems, Inc.* (avail. Jan. 25, 2006) (traffic delays did not constitute "good cause"); *IDACORP, Inc.* (avail. Oct. 21, 2004) (travel expenses and lack of alternative travel options did not constitute "good cause"); and *Sonat Inc.* (avail. Jan. 6, 1994) (traffic delays did not constitute "good cause"). Consistent with this precedent, in the current instance, the Proponent's qualified representative's failure to attend the 2015 Annual Meeting due to traffic delays and parking issues does not constitute "good cause."

Consistent with the no-action letter precedent cited above, the Company believes that under Rule 14a-8(h)(3) it may exclude the Proposal from the 2017 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur with the Company's view and confirm that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in the matter, please do not hesitate to call me at (860) 273-0810.

Sincerely,

Judith H. Jones

JHJ:cjb

cc: John Chevedden

<u>EXHIBIT A</u>

COPY OF THE PROPOSAL

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Judith H. Jones
Corporate Secretary
Aetna Inc. (AET)
151 Farmington Ave
Hartford CT 06156
Phone: 860 273-0123
FX: 860-975-3110
PH: 860-273-0810
FX: 860-273-8340

REVISION

Dear Ms. Jones,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

John Chevedden

November 28, 2016

Date

cc: Thomas F. Cowhey <CowheyT@aetna.com>
PH: 860-273-2402
FX: 860-975-3110
William Baskin <BaskinW@aetna.com>

[AET – Rule 14a-8 Proposal, November 28, 2016]
[December 7, 2016 Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar reversed itself by naming an independent board chairman in October 2016. Caterpillar had opposed a shareholder proposal for an independent board chairman as recent as its June 2016 annual meeting. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

This proposal is of greater importance to our company because our Lead Director, Edward Ludwig, has 13-years long tenure which can make him act like an insider.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

[The line above – *Is* for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

<u>EXHIBIT B</u>

EXCERPT OF THE COMPANY'S 2015 PROXY STATEMENT

www.aetna.com/about-aetna-insurance/document-library/pac/2013PoliticalContributionsRelatedActivityReport.pdf. The 2014 report will become available after it has been reviewed by the Audit Committee.

The Company complies fully with all state and federal laws concerning the disclosure of its political and lobbying activity. In addition, it makes available additional information beyond that required by current laws and regulations. With respect to oversight, the Company's Audit Committee reviews the Company's Political Contributions Report prior to publication. In addition, management regularly discusses public policy issues and political activities with our full Board. Given the importance of public policy to the health care industry and our business, our Board will continue to exercise oversight with respect to public policy matters.

We believe that the information currently available to shareholders is easily accessible and understandable and, coupled with the oversight of the Company's political activities by the Board, is in the best interest of the Company. As a result, we do not believe additional disclosure is warranted at this time.

This identical shareholder proposal was presented to shareholders at our 2014 annual meeting and a similar proposal related to political contribution disclosure practices was presented to our shareholders at our 2012 annual meeting. 72.84% and 89.98% of the votes cast at the respective meetings were voted *against* the proposal, reflecting our shareholders' agreement that our current disclosure practices meet or exceed their expectations.

For these reasons, the Board opposes this proposal and recommends a vote against the proposal.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted AGAINST the foregoing proposal.

Proposal B Executives To Retain Significant Stock

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** (owner of Common Stock valued in excess of $2,000), has advised Aetna that he plans to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

Proposal B — Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and be determined by our executive pay committee. Shareholders recommend a share retention percentage requirement of 75% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors might be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented without violating current company contractual obligations or the terms of any current pay or benefit plan.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Mark Bertolini was given $30 million in 2013 Total Summary Pay. Meanwhile unvested equity pay partially or fully accelerates upon CEO termination.

Five directors had long-tenure of 13 to 21-years: Joseph Newhouse, Jeffrey Garten, Ellen Hancock, Betsy Cohen and Barbara Franklin. Director independence suffers after long-tenure. Long-tenured directors controlled 60% of the votes on our 3 most important board committees.

Jeffrey Garten was negatively flagged by GMI for his involvement with the Calpine Corporation bankruptcy. Yet Mr. Garten was still on our executive pay committee.

GMI Ratings, an independent investment research firm, said Aetna was incorporated in Pennsylvania which favors management rights and provides shareholders with a poor level of control. Additionally, Pennsylvania law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Executives To Retain Significant Stock — Proposal B

The affirmative vote of a majority of the votes cast is required for approval of the foregoing proposal.

Company Response

THE BOARD OF DIRECTORS WILL OPPOSE THIS PROPOSAL IF IT IS INTRODUCED AT THE 2015 ANNUAL MEETING AND RECOMMENDS A VOTE *AGAINST* THIS PROPOSAL FOR THE FOLLOWING REASONS:

While the Board agrees with the Proponent that executive officers should own a significant amount of Company Stock to align their interests with those of shareholders, the Board believes that the Proposal is unnecessary because the Company already has in place policies that are designed to achieve the objectives articulated in the Proposal. As described in more detail in the Compensation Discussion and Analysis ("CD&A") beginning on page 28, the Company's compensation program is designed to align pay with Company performance, and Company executive officers are subject to robust stock ownership, retention and claw back policies. Further, under our Code of Conduct, all employees are prohibited from engaging in any hedging or other derivative transactions on the Company's Common Stock.

Stock Ownership and Retention Requirements. Consistent with our belief in the value and importance of aligning the interests of our senior executives with those of our shareholders and to ensure a longer-term perspective, the Compensation Committee (the "Committee") has adopted robust minimum stock ownership requirements that encourage our executives to hold significant shares. This policy, which is reviewed and modified from time to time, has been in place for more than ten years. Compliance with the policy is reviewed annually. At December 31, 2014, Mr. Bertolini owned in excess of 11 times his ownership requirement. The applicable stock ownership requirement and related stock ownership for each of our Named Executive Officers is set forth on pages 36 and 26, respectively.

The Committee has also adopted a stock retention policy for our executive officers. This policy applies a Company stock sale restriction to any executive not meeting his or her stock ownership requirement. As a result of this sale restriction, a Named Executive Officer is required to retain 50% of the net shares (after payment of the exercise price and taxes) acquired upon the exercise of stock options or stock appreciation rights or the payment or vesting of other equity awards. An executive officer is required to hold these shares until the earlier of termination of employment or the date the executive satisfies his or her stock ownership requirement.

Claw Back Policy. As described on page 38, the Committee has adopted a claw back policy that allows the Company to recoup performance-based incentive compensation if the Board determines that a senior executive of the Company has engaged in fraud or intentional misconduct that has caused a material restatement of the Company's financial statements. This policy continues to apply following retirement or termination of employment.

Prohibition Against Hedging Transactions. The Company's Code of Conduct prohibits all employees, including the Named Executive Officers and other executives, from engaging in any hedging transactions using puts, calls or other types of derivative securities based on the value of our Common Stock.

Compensation Program Design. As described in the CD&A on page 34, in order to motivate senior executives to deliver sustained long-term performance and to promote alignment with shareholders, a significant portion of the Company's compensation program is variable and based on stock price performance and/or attainment of performance goals. The long-term incentive award, which is delivered in equity based vehicles, delivers value based on attainment of specific performance goals and/or an increase in stock price. As noted in the chart on page 30, the long-term incentive award is the most heavily weighted component of compensation for our Named Executive Officers.

For these reasons, we believe the Proposal is not necessary. Our current compensation program and policies on stock ownership, retention and hedging effectively balance the goals of providing executive officers with a focus on long-term shareholder value and creating meaningful retention incentives, while at the same time allowing executives the flexibility to prudently manage their personal financial affairs.

For these reasons, the Board opposes this proposal and recommends a vote against the proposal.

If you complete the enclosed proxy card, unless you direct to the contrary on that card, the shares represented by that proxy card will be voted AGAINST the foregoing proposal.

<u>EXHIBIT C</u>

EMAIL FROM THE COMPANY'S CORPORATE SECRETARY TO THE PROPONENT

Jones, Judith

From: Jones, Judith
Sent: Tuesday, May 05, 2015 11:58 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Aetna Annual Meeting -- Your Shareholder Proposal

Mr. Chevedden,

I wanted to make sure that you are aware that, as outlined in our Proxy Statement, Aetna has an admission ticket policy for our Annual Meeting. I have not seen a request come through from you (at least not that I have been able to identify as connected to you). If you or a representative intends to come to the meeting to present your proposal please let me know so that we can make sure that a ticket is issued in advance. In addition, a govt. issued photo ID is also required. This is all described in our proxy statement.

As in the past, I am just making sure you know this process so we can avoid any issues at the door. (Tickets will not be issued at the door.) We have unfortunately had to move to this policy in recent years given past security incidents at annual meetings, including our own.

Thank you.

Judith H. Jones
Vice President and Corporate Secretary
Aetna Inc.
phone: (860) 273-0810
fax: (860) 273-8340
Jonesjh@aetna.com

<u>EXHIBIT D</u>

EMAIL FROM THE PROPONENT TO THE COMPANY'S CORPORATE SECRETARY

Jones, Judith

From: John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, May 14, 2015 2:03 PM
To: Jones, Judith
Cc: Baskin, William C
Subject: Annual Meeting (DGX)
Attachments: CCE14052015_7.pdf

Dear Ms. Jones,
Please see the attached letter regarding the annual meeting.
Please confirm receipt of this letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Judith H. Jones
Corporate Secretary
Aetna Inc. (AET)
151 Farmington Ave
Hartford CT 06156
Phone: 860 273-0123
FX: 860-975-3110
PH: 860-273-0810
FX: 860-273-8340

Dear Ms. Jones,

In looking forward to a good annual meeting this is to authorize Ms. Sharon Horton to present the rule 14a-8 proposal. Please forward this information to the Chairman of the meeting and to the Chairman of the Corporate Governance Committee.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question on this message or perceived further requirement.

Thank you and all the best for a good meeting.

Sincerely,

John Chevedden   Date May 14, 2015

cc: William Baskin <BaskinW@aetna.com>
Senior Corporate Counsel

EXHIBIT E

EMAIL FROM THE COMPANY'S CORPORATE SECRETARY TO THE PROPONENT

Jones, Judith

From: Jones, Judith
Sent: Thursday, May 14, 2015 4:03 PM
To: John Chevedden
Subject: Re: Annual Meeting (DGX)

Mr Chevedden I just recd both of your emails. I was traveling to Florida for our meeting. Of course we will accommodate Sharon, just as I told you we would. Please remind her to bring a photo ID

Thank you.

Judy

> On May 14, 2015, at 2:03 PM, John Chevedden *** FISMA & OMB Memorandum M-07-16 *** wrote:
>
> Dear Ms. Jones,
> Please see the attached letter regarding the annual meeting.
> Please confirm receipt of this letter.
> Sincerely,
> John Chevedden
>
> <CCE14052015_7.pdf.awsec>

<u>EXHIBIT F</u>

COMPANY'S CURRENT REPORT ON
FORM 8-K FILED ON MAY 19, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 19, 2015 (May 15, 2015)**

Aetna Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	**1-16095**	**23-2229683**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

151 Farmington Avenue, Hartford, CT	**06156**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code:	**(860) 273-0123**
Former name or former address, if changed since last report:	**N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.07 Submission of Matters to a Vote of Security Holders.

Aetna Inc.'s ("Aetna's" or the "Company's") Annual Meeting of Shareholders was held on May 15, 2015. Shareholders voted on the matters set forth below.

1. Election of Director nominees. Each of the nominees listed below was elected as a Director of Aetna until the next Annual Meeting and until their successors are duly elected and qualified based on the following votes:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
Fernando Aguirre	276,659,391	1,430,593	1,355,582	25,165,970
Mark T. Bertolini	265,220,027	11,713,536	2,512,003	25,165,970
Frank M. Clark	276,271,929	1,836,537	1,337,100	25,165,970
Betsy Z. Cohen	271,431,318	6,688,814	1,325,434	25,165,970
Molly J. Coye, M.D.	249,916,472	28,244,976	1,284,118	25,165,970
Roger N. Farah	277,042,236	962,740	1,440,590	25,165,970
Barbara Hackman Franklin	271,103,635	7,068,509	1,273,422	25,165,970
Jeffrey E. Garten	272,746,717	5,368,259	1,330,590	25,165,970
Ellen M. Hancock	271,612,587	6,546,240	1,286,739	25,165,970
Richard J. Harrington	277,000,932	1,123,004	1,321,630	25,165,970
Edward J. Ludwig	273,753,697	4,348,449	1,343,420	25,165,970
Joseph P. Newhouse	273,656,882	4,444,167	1,344,517	25,165,970
Olympia J. Snowe	277,086,052	1,044,343	1,315,171	25,165,970

2. The proposal to approve the appointment of KPMG LLP as the Company's and its subsidiaries' independent registered public accounting firm for 2015 was approved based on the following votes:

Votes For	Votes Against	Abstentions	Broker Non-Votes
300,376,564	3,002,949	1,232,023	None

3. The proposal to approve the Company's executive compensation on a non-binding advisory basis was approved based on the following votes:

Votes For	Votes Against	Abstentions	Broker Non-Votes
266,477,572	10,884,232	2,083,762	25,165,970

4A. A shareholder proposal requesting that the Aetna Board of Directors (the "Board") amend the Company's political contributions policy to provide that the Company will disclose annually all payments it made in the previous calendar year to tax-exempt organizations (other than charitable organizations not permitted to engage in lobbying as a substantial part of their activities) that were used, or that the Company has reasonable grounds to believe were used, for a political purpose was not approved based on the following votes:

Votes For	Votes Against	Abstentions	Broker Non-Votes
73,835,431	180,698,114	24,912,021	25,165,970

The shareholder proposal requesting that the Board's Committee on Compensation and Talent Management adopt a policy requiring senior executives to retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's next annual meeting was not presented at the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna Inc.

Date: May 19, 2015	By:	/s/ Rajan Parmeswar
		Name: *Rajan Parmeswar*
		Title: *Vice President, Controller and Chief Accounting Officer*